Exhibit 99.1

B.O.S. Announces Agreement to Convert Approximately $2.5 Million of
Loans into B.O.S’ Shares, Subject to Shareholder Approval

RISHON LEZION, Israel, November 9, 2011 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today announced that it has entered into agreements with its convertible debt lenders, including Catalyst Private Equity Partners, Telegraph Hill Capital Fund and Dimex Systems (1988) Ltd., for the amendment of their loan agreements and the subsequent conversion of their debt into the Company’s ordinary shares.

In July 2009 and February 2010, the Company received from its lenders an aggregate of approximately $3 million in three-year convertible loans. The amendments to the loan agreements provide that approximately $2.5 million of these loans shall be converted at a reduced conversion price of $1.50 per share, instead of the conversion rate of $3.25 per share set in the original loan agreements. As a result of the conversion, the number of outstanding shares of the Company will increase by 1,681,965 shares, or 61% percent.

In connection with the conversion, the term of warrants to purchase 643,982 shares that had been issued to the lenders, will be extended by 2 years, until July 2014 and February 2015.

The remaining  approximately $0.5 million of convertible loan shall remain outstanding and bear interest at a reduced interest rate of 4% instead of 8%, until repaid in 24 installments commencing January 2014.

The amendments to the loan agreements that will lead to the conversion are subject to shareholders’ approval at the Company’s shareholders meeting, set for December 20, 2011. A notice and proxy statement, including additional details, were filed today under Form  6-K with the US Securities and Exchange Commission, and appear on the SEC's website at www.sec.gov.

Yuval Viner, BOS CEO, stated: “We are very pleased with this vote of confidence and support by our lenders. The conversion, at a premium of 34% over the current market price, reflects their faith in our business and future prospects, and improves our ability to progress towards our goals.”

Eyal Cohen, BOS CFO, added: “This is a positive development consistent with our plan to reduce our borrowings. Our loans, which amounted to $14.8 million in September, 2010 were reduced to $12 million as of November 2011, and following this conversion, will be reduced by an additional $2.5 million, to less than $10 million. The conversion will significantly strengthen our equity, and decrease our finance expense by about $500,000 a year. As a result of the conversion, we expect to record a $1.3 million non cash expense in the fourth quarter of 2011.”

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.